SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2010

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are copies of amendments to Appendices A, B, D and G to the Proxy Statement, in connection with the Company's special general meeting of shareholders scheduled for December 29, 2010, submitted by the Company on Form 6-K on November 24, 2010.  Full copies of the amended Appendices A, B, D and G have been filed with Israeli Securities Authority.

Also attached hereto and incorporated by reference herein are copies of unofficial translations from Hebrew of each of an expert summary and the expert's consent letter, both of which were filed with the Israeli Securities Authority on December 20, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: December 23, 2010

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AMENDMENT TO APPENDIX A -

UNOFFICIAL TRANSLATION FROM HEBREW OF

THE IMMEDIATE REPORT SUBMITTED BY TEFRON TO THE TEL AVIV STOCK EXCHANGE

The following are amendments to the Unofficial Translation from Hebrew of the Immediate Report Submitted by Tefron to the Tel Aviv Stock Exchange, Appendix A ("Appendix A") to the Proxy Statement submitted by Tefron Ltd. with the Securities Exchange Commission on November 24, 2010.

The text of the new language to Appendix A has been translated from Hebrew.

1.
The fourth paragraph on page 3 of Appendix A, titled "The Name of the Controlling Party Who Has a Personal Interest and the Nature of This Interest" is hereby amended in its entirety to read as follows:

"As on 21 November 2010, Mivtach Shamir together with Norfet Limited Partnership, Fimi Opportunity Fund Limited Partnership, Fimi Israel Opportunity Fund Limited Partnership and TA Top Limited Partnership (Fimi Opportunity, Fimi Israel and TA Top shall collectively be called:  "the Fimi Partnerships") hold, together, approx. 24% of the Company's issued and paid up share capital and the voting rights therein and approx. 20% of the Company's issued and paid up share capital in full dilution."

2.	The last sentence on page 3 of Appendix A is amended by changing the reference from "Section 250(5) of the Companies Law" to "Section 270(5) of the Companies Law".

3.
The following sentence is inserted immediately following the second headline "The Consideration for the Securities Offered" on page 4 of Appendix A:

"The consideration for the Company shares to be allotted to Nouvelle, shall be Nouvelle's activity to be transferred to the Company, according to section 1.1 of this report."

4.
The last sentence of Section C on page 11 of Appendix A is hereby amended in its entirely to read as follows:

"It should be clarified that since Mivtach Shamir and Fimi 2001 Ltd. jointly control Norfet, which as at November 21, 2010 holds approximately 14.5% of the Company’s issued and paid up capital and the voting rights therein, Mivtach Shamir, the Nouvelle Group, Norfet, TA Top Limited Partnership, Fimi Israel Opportunity Fund Limited Partnership and Fimi Opportunity Fund Limited Partnership, shall be deemed to be joint holders1, as such term is defined in the Securities Law, 5728 – 1968, of the Company’s securities, inter alia for the purpose of examining the holdings of interested parties, a personal interest in the Company’s transactions with any of the following: Mivtach Shamir, the Nouvelle Group and Norfet, the appointment of external directors in the Company, the appointment of any party whatsoever as chairman of the board of directors and CEO and an examination of the need for tender offers."

5.
The following footnote 5 is inserted immediately prior to the words "(hereinafter: "the License Agreement")" at the end of Section 1.1.1 on page 13 of Appendix A:

"For further particulars concerning the License Agreement see Section 3.10.3 of Nouvelle’s activity description attached as Appendix A hereof."

1 As at December 22, 2010 Mivtach Shamir, Norfet, TA Top Limited Partnership, Fimi Israel Opportunity Fund Limited Partnership and Fimi Opportunity Fund Limited Partnership hold collectively approximately 24% of the Company’s issued capital and of the voting rights therein (approximately 20.3% after full dilution), and immediately following completion of the Transaction the rate of their holdings together with the Nouvelle Group shall exceed the 45% threshold and amount to approximately 54.4% of the Company’s issued capital and of the voting rights therein (approximately 52.9% after full dilution).

6.
The following text is inserted at the end of Section 1.1.4 on page 15 of Appendix A:

"In the Company’s assessment, the Company will purchase from Nouvelle raw material inventory, products in the process of being manufactured and completed products which Nouvelle is holding in respect of orders from Nouvelle customers, which shall be transferred from Nouvelle to the Company under the provisions of the Activity Acquisition Agreement. The Company shall not purchase any machines and/or equipment whatsoever from Nouvelle."

7.	Section 1.8.6 on page 35 of Appendix A is hereby amended in its entirety to read as follows:

"The company shall bear all costs involved in registering said shares for trade, provided that any holder requesting to register his shares for trade bears his (pro rata) share in the commission due to the underwriters. The Company estimates the costs of registering said shares for trade in the sum of up to USD 100,000.  The Rights Registration Agreement includes provisions concerning mutual indemnification in connection with the registration of the shares for trade, as a result of any materially false statement, omission of any material information, or any other violation of the law by any Party, subject to the liability of each Shareholder in the agreement being limited to the net proceeds of the sale of the shares."

8.	The following sentence is inserted at the end of the first paragraph of Section 1.9.1 on page 35 of Appendix A:

"It should be clarified that these clients can be from the entire range of the company activities and are not limited to the "seamless" sector alone."

9.
Section 1.9.2 on page 36 of Appendix A is hereby amended by inserting the words "(for the entire range of the company's activities)" after the words "raw materials and products" on the second line thereof.

10.	The following footnote 7 is inserted immediately following the name of "Yeshai Davidi" in the first paragraph of Section 1.12 on page 44 of Appendix A:

"It should be noted that as of November 21st 2010, Mr. Yeshai Davidi ceased to act as a director in the Company. For additional details please refer to the Company's immediate report of November 21st 2010 (reference No. 2010-01-687690)."

11.	The first paragraph of Section 2.1 on page 45 of Appendix A is hereby amended in its entirely to read as follows:

"As at November 21, 2010, Mivtach Shamir Holdings, Ltd., jointly with Norfet, FIMI Opportunity Fund Limited Partnership (FIMI Opportunity), FIMI Israel Opportunity Fund Limited Partnership (FIMI Israel), and Ta-Top Limited Partnership (Ta-Top) (FIMI Opportunity, FIMI Israel and Ta-Top, hereinafter jointly, "the FIMI Partnerships") jointly hold 24% of the company's issued and paid-in share capital and voting rights, and 20% of the company's fully diluted issued and paid-in share capital and voting rights, as follows:"

12.	Footnote number 6 on page 45 of Appendix A (which following the amendments will be numbered as footnote number 9) is hereby amended in its entirely to read as follows:

"Percentage of holdings after full dilution is calculated as at November 21, 2010, after discounting 99,740 ordinary shares of the company that are held by the company's subsidiary, as stated in footnote 2 hereinabove, and under the assumption of exercise of all (non-negotiable) option warrants to company officers and employees (including the company's obligations to issue option warrants), which may be converted on exercise into 586,331 ordinary company shares (after taking into account an adjusted number to warrant holders resulting from a rights issued performed by the company in March 2010)."

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13.	The last sentence of Section 3.1 on page 46 of Appendix A is hereby amended to by changing the reference from "Section 250(5) of the Companies Law" to "Section 270(5) of the Companies Law".

14.	Section 6.1.4 on page 51 of Appendix A is hereby amended in its entirety to read as follows:

"Appendix D - The company's proforma information as at June 30, 2010, to which is attached the Nouvelle operations Purchase Price Allocation Report as of December 17, 2010 (hereinafter: the “PPA Report”) drawn up by Variance Economic Consulting Ltd. It should be emphasized that the final PPA Report  will be published along with the company’s financial statements as of December 31, 2010 and will be updated according to the company’s share price and the fair value of Nouvelle’s intangible assets on the date of closure."

15.	Section 6.2 on page 51 of Appendix A is hereby amended in its entirety to read as follows:

"The consideration for the shares of the Company to be allotted to Nouvelle investors, Mivtach Shamir, Rimon, Zilkha and Pima is cash payment of a total of USD 2.1 per share, meaning: against a total allotment  of 3,368,094 ordinary shares of the Company, a total of USD 5,813,000 will be invested in the Company (NIS 20,857,044) distributed as follows: (i) Nouvelle investors – 3,313,000 dollars (NIS 11,887,044); (ii) Mivtach Shamir – 1,300,000 dollars (NIS 4,664,400)’ (iii) Rimon – 600,000 dollars (NIS 2,152, 800); (iv) Zilkha – 450,000 dollars (NIS 1,614,600); (v) Fima – 150,000 dollars (NIS 538,200). The translation of the investment amounts from dollar to NIS is at the representative rate of the U.S. dollar to the NIS on December 17, 2010, i.e. NIS 3.588 to the dollar."

16.	Section 7.1 on page 52 of Appendix A is hereby amended in its entirety to read as follows:

"The Consideration determined in the agreement to purchase operations from Nouvelle – The Consideration in the agreement to purchase operations from Nouvelle was determined in negotiations between the company's management and Nouvelle's management. The value of the Nouvelle operations purchased was assessed based on due diligence done by the Company’s management on Nouvelle sales, with the assessment taking into consideration a transfer of sales of 25 million dollars in 2011. In light of the assessment by the Company's management of a substantial increase in the volume of the Company’s sales and the quality of Nouvelle’s customers, and taking into account the assessment by the Company’s management that for the purchase of a similar volume of sales through an external source, the Company would have to pay that external source a commission of 5%-8% of the turnover for a minimum period of two years, it was agreed to pay 1.2 million dollars for the operations being purchased to be paid with 600,000 of the Company’s shares for 2.1 dollars each (the share price determined for the purposes of the investment of Nouvelle investors).

The information concerning the volume of sales to be transferred from Nouvelle to the Company, as stated above, is forward-looking information as defined in the Securities Law. Forward-looking information is uncertain information with regard to the future that is based on existing estimates or information in the Company, and includes the Company’s assessments or intentions as at the date of publication of this report or does not solely depend on the Company. It is possible that this information, in whole or in part, will not materialize or will materialize differently, inter alia for the following reasons: The degree of success in the assimilation of the Acquired Operation in the Company’s business, the degree of loyalty of Nouvelle’s Customers and their willingness to contract with the Company, the Company’s ability to meet the expectations of Nouvelle’s Customers, the successful integration of Nouvelle’s marketing and sales personnel into the Company, the ability to combine the Company’s management culture with that of Nouvelle’s, as well as market conditions, competition, the exchange rate of the shekel against various currencies, the cost of raw materials, the Company’s expenses structure and all the other risk factors the Company is exposed to as specified in the Company's Periodic Report for 2009."

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17.	The following new Section 7.4.4 is inserted after Section 7.4.3 on page 53 of Appendix A:

"7.4.4
The closing price of the Company’s ordinary share on the TASE on December 21, 2010 (shortly before the date of publication of this amended Report) was NIS 12.48. Said closing price is 65.2% higher than the price per share in the private allocation to Nouvelle and the investors (when for the purposes of this calculation the share price in shekels (NIS 12.48) was translated into dollars at the representative rate of the U.S. dollar to the shekel on December 21, 2010, i.e. NIS 3.598 to the US dollar."

18.	The following new Section 7.5.4 is inserted after Section 7.5.3 on page 53 of Appendix A:

"7.5.4
The closing price of the Company’s shares on the OTCBB on December 21, 2010 (shortly before the publication of this amended Report) was 3.31 dollars. Said closing price was 57.6% higher than the price per share in the private allocation to Nouvelle and the investors."

19.	Section 8.2 on page 53 of Appendix A is hereby amended in its entirety to read as follows:

"The company's plans for the operations acquired from Nouvelle

The Company intends to integrate the operations acquired from Nouvelle into the Company’s existing operations in the seamless sector.

Assuming the transaction is completed, the Company intends to approach all Nouvelle’s customers with the aim of transferring all the orders they have placed from Nouvelle to the Company (for details of Nouvelle’s order backlog see Section 3.5 of the Nouvelle outline attached as Appendix A to this Report). As of December 20, 2010 Nouvelle has approached all its customers and not a single customer informed them that it would not work with the Company. However, for the sake of caution, the Company estimated in its business plans that 25 million dollars of revenues deriving from Nouvelle’s Customers will be transferred to the Company during 2011.

For the purpose of transferring and retaining Nouvelle’s customers in the Company, the Company has contracted with Ben and Martin Lieberman (for details see Section 1.6 above) for them to assist with the retention of commercial links with Nouvelle Customers and to transfer to the Company the knowledge accumulated about Nouvelle Customers. The Company also intends to purchase from Nouvelle an inventory of raw materials, work in production, and completed goods that Nouvelle is holding for Nouvelle Customer order that are to be transferred from Nouvelle to the Company (according to the provisions of the Operations Acquisition Agreement) that will enable the Company to deal with the orders from Nouvelle Customers during the interim period until their absorption into the Company (see also Section 1.1.4 above).

The Company will also work to increase the volume of activity with Nouvelle Customers and to penetrate new customers. To do this, the Company intends to recruit a small number of key workers in Nouvelle, with the emphasis on marketing and sales staff (for details see Section 1.1.5 and 1.7 above).

In addition to the actions taken to recruit customers and retain them as previously stated, the Company is also working to improve its cost structure. To do this, the Company intends to transfer Nouvelle’s manufacturing operations in Canada for manufacturing in Israel and Jordan (Israel and Jordan are complementary manufacturing sites, with the knitting and dyeing being done only in Israel and the complementary sewing of the product being done in Jordan). As of the year ending June 30 2010, two thirds of Nouvelle’s manufacturing was done in Canada. The transfer of the manufacturing operation as stated is likely to save the main fixed costs involved in operating Nouvelle’s factory in Canada, such as: fixed manufacturing costs, overheads and most of the ancillary workers. Moreover, the variable costs are expected to be reduced as well since certain direct costs in Israel and Jordan, such as manpower, are considerably cheaper than in Canada.

4

Moreover, as of the date of this Report, the Company intends to leave Nouvelle’s manufacturing operations in the East (mostly in China and Taiwan) as they are. It should be emphasized that there is no written agreement between Nouvelle’s subcontractors in the East and the Company on this matter but the Company and Nouvelle have contacted said subcontractors and have presented the deal to them and the Company is intent on continuing to work with said subcontractors.

The Company estimates that in 2011 about half of Nouvelle’s original operations will be carried out in the East and half in Israel and Jordan. At present, manufacturing costs in the Far East are 70% lower than in Canada, mainly due to considerably lower labor costs and overheads than in Canada. At present, manufacturing costs in Israel and Jordan are 30% lower than manufacturing costs in Canada.

The Company considers that no adjustment costs or any other extraordinary costs will be required to prepare for manufacturing when Nouvelle’s operations have been absorbed, in view of the fact that the raw materials Nouvelle and the Company use are similar, the nature of the operations in Canada and in Israel and Jordan are similar, and there is no need to purchase any fixed equipment or make adjustments to the Company’s fixed equipment in order for the Company to absorb the Nouvelle operations.

The Company estimates that completing the deal will give it a size advantage and it will also be able to take advantage of the anticipated increase in the volume of operations to make savings in the cost of purchasing raw materials.

The information about the Company’s plans for the operations acquired from Nouvelle, as stated above (including the Company’s assessments of the volume of sales that will be transferred to it, the continuation of work with Nouvelle’s subcontractors, the Company’s manufacturing destinations to which the manufacturing operations carried out in Nouvelle’s factory in Canada will be transferred, the increase in the volume of activity with Nouvelle Customers, the penetration into new customers, and the anticipated saving in manufacturing costs, is forward-looking information as defined in the Securities Law. Forward-looking information is uncertain information with regard to the future that is based on existing estimates or information in the Company, and includes the Company’s assessments or intentions as at the date of publication of this report or does not depend solely on the Company. It is possible that this information, in whole or in part, will not materialize or will materialize differently, inter alia for the following reasons: the degree of loyalty of Nouvelle's Customers and their willingness to contract with the Company, the Company's ability to meet the expectations of Nouvelle's Customers, the successful integration of Nouvelle's marketing and sales personnel into the Company, the Company’s ability to increase its manufacturing capacity while remaining efficient, market conditions, competition, the exchange rate of the shekel against various currencies, the cost of raw materials, the Company's expenses structure and all the other risk factors the Company is exposed to, as specified in the Company's Periodic Report for 2009."

20.	Section 16.12 on page 59 of Appendix A is hereby amended in its entirety to read as follows:

"Increasing the total investment in the Company by Nouvelle, as stipulated in Footnote 2 above, was done at the request of Nouvelle and with the agreement of the Company, given the desire of Nouvelle and Mivtach Shamir to jointly hold over 45% of the voting rights in the Company.  The price for the Company’s shares determined in the context of the transaction, 2.1 dollars per share (NIS 7.56  at the representative rate of the U.S. dollar to the shekel on December 21, 2010, NIS 3.598 to the U.S. dollar),2 reflects a premium of 22% on the average weighted rate of the Company’s shares3 on the TASE in the sixty trading days prior to the signing of the Memorandum of Understandings and a premium of 12% above the average weighted price of the Company’s shares on the TASE in the thirty days prior to the signing of the Memorandum of Understandings. The Audit Committee and the Board of Directors consider that the transaction as a whole is reasonable and fair and is good for the Company, taking into consideration also that as of December 22, 2010, Mivtach Shamir, Norfet, TA Top Limited Partnership, Fimi Israel Opportunity Fund Limited Partnership, and FIMI Opportunity Fund Limited Partnership jointly hold approximately 24% of the Company’s issued share capital and of the voting rights in it (20.3% in full dilution), and immediately after closure of the transaction their percentage holding together with the Nouvelle Group will be in excess of the ceiling of 45% of the Company’s issued share capital and of the voting rights in it (52.9% in full dilution). An injection of additional funds into the Company increases the Company’s flexibility in operating its current business and its financial strength."

2  For more details of the share price (in NIS and dollars) see Sections 7.4 and 7.5 above.

3 In calculating the average weighted price, the number of the Company’s shares traded in each of the days on which the closing price of the share was checked, was taken into consideration.

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21.	Footnote number 19 on page 71 of Appendix A (which following the amendments will be numbered as footnote number 22) is hereby amended in its entirety to read as follows:

"The calculation of the percentage holdings with full dilution was made as at November 21, 2010 with the neutralization of 99,479 of the Company’s ordinary shares held be a subsidiary of the Company as stated in footnote 2 and on the presumption of the exercise of all the (non-negotiable) option warrants  to workers and officers in the Company (including the Company’s undertaking to allocate Option Warrants), exercisable for 586,331 ordinary shares in the Company (after taking into account a quantitative adjustment for holders of Option Warrants following a rights issue the Company made in March 2010)."

22.	Section 27 on page 72 of Appendix A is hereby amended by changing the word "recommendation" to "approval" on the second line thereof.

23.	The last paragraph of Section 32 on page 74 of Appendix A is hereby amended in its entirely to read as follows:

"It is hereby emphasized that approval of the private allotment to Nouvelle, Nouvelle investors, Ben Lieberman, Martin Lieberman (hereinafter,  "Nouvelle Group") and Mivtach Shamir is done in accordance with the provisions of Section 328(B)(1) of the Companies Law, as a private offering the purpose of which is to grant the Nouvelle Group and Mivtach Shamir, jointly, holding of over 45% of the issued and paid-up share capital in the Company and voting rights, and this both by virtue of the shareholders agreement between the Nouvelle Group and Mivtach Shamir and as a result of the exercise of the option warrants granted to Ben and Martin Lieberman, and all as set out in Part 1 above. It should be made clear that since Mivtach Shamir and FIMI 2001 Ltd. exercise joint control over Norfet, which as of November 21, 2010 holds 14.5% of the Company’s issued and paid up shares and the voting rights therein, Mivtach Shamir, the Nouvelle Group, Norfet, TA Top Limited Partnership, Fimi Israel Opportunity Fund Limited Partnership and Fimi Opportunity Fund Limited Partnership should be considered as joint holders, as this term is defined in the Securities Law, 5728 – 1968, of the Company’s securities, including from the aspect of parties at interest, of a personal interest in the Company’s transactions with any of Mivtach Shamir, the Nouvelle Group and Norfet, the appointment of external directors in the Company, the appointment of any person as Chairman of the Board and CEO, and from the aspect of acquisition proposals."

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AMENDMENT TO APPENDIX B -

MIT'AAR – UNOFFICIAL TRANSLATION FROM HEBREW OF THE DESCRIPTION OF NOUVELLE

The following are amendments to the Mit'aar - Unofficial Translation from Hebrew of the Description of Nouvelle, Appendix B ("Appendix B") to the Proxy Statement submitted by Tefron Ltd. with the Securities Exchange Commission on November 24, 2010.

The text of the new language to Appendix B has been translated from Hebrew.

1.	The following sentence is inserted at the end of the legend on page 2 of Appendix B:

"See section 8.3 of the immediate report, to which this description is attached, for details of Tefron's plans in respect of the operations that are being acquired from Nouvelle."

2.	The following sentence is inserted at the end of the third paragraph of Section 3.2.2 on page 17 of Appendix B:

"See section 8.2 of the immediate report, to which this description is attached, for details of Tefron's plans in respect of the operations that are being acquired from the Company, including matters relating to Tefron's production sites to which the production activities will be transferred and the implications for the production costs."

3.	The following paragraph is inserted immediately following the first chart in Section 3.7 on page 24 of Appendix B:

"It should be emphasized that the production capacity of the Company's plant in Montreal, Canada, is of no relevance to Tefron, since Tefron intends to transfer its production activities from the said plant to Tefron's production sites, as detailed in section 8.2 of the immediate report, to which this description is attached."

4.	The first footnote to the chart in Section 3.8 on page 25 of Appendix B is hereby amended in its entirety to read as follows:

"(1)
The rental agreement is renewed every five years. The rental fees in respect of the property stand at approximately $275 thousand a year. As of the time of this description, the Company does not have any indication that it will not be possible to extend the rental agreement. In the event that the Company completes the arrangements with Tefron, then it intends to close the plant that is located in Montreal, Canada, and to transfer the manufacturing activities that take place in the plant to Tefron's plant in Israel. It is possible that after the completion of the transaction with Tefron (if and in so far as it is completed), Tefron will of its own initiative continue to lease part of the property in order to use it as offices for the management team in North America, which will be responsible for the operations opposite the customers in North America. At the time of this description the decision relating to this matter has not yet been received at Tefron."

5.	The following paragraph is inserted at the end of Section 3.8 on page 26 of Appendix B:

"It should be emphasized that Tefron does not intend to make use of the real estate assets and the equipment, except for the possibility that Tefron will lease a limited area of the Company's plant in Montreal, Canada, in order to use it as offices for Tefron's management team, as stated in section 3.8.2 above, as well as Tefron's right of first refusal to purchase items of the Company's equipment, as stated in section 3.8.3 above. In Tefron;s evaluation, Tefron will purchase the Company's inventory of raw materials, work in progress and finished goods, which the Company is holding in respect of orders from the Company’s customers, which the Company will be transferring to Tefron in accordance with the provisions of the agreement for the purchase of the operations by Tefron, from the Company, (as detailed in the immediate report, to which this description is attached). Tefrom will not be purchasing any plant and/or equipment whatsoever from the Company."

6.	The following new Section 3.10.3 is inserted after Section 3.10.2 on page 26 of Appendix B:

"3.10.3	The Company's agreement with New Balance (New Balance Athletic Shoes Inc.)

On October 1, 2009 an agreement was signed between the Company and New Balance Athletic Shoes Inc. (hereinafter: "New Balance") in accordance with which the Company was given a non-exclusive license to make use of the New Balance trade mark and the NB logo, in products, which the Company manufactures for various customers, in consideration for the payment of a licensing fee. The volume of the sales of the New Balance products by the Company accounted for less that 5% of the Company’s overall sales in the period ending June 30, 2010."

7.	The following sentence is inserted at the end of Section 3.15 on page 33 of Appendix B:

"It should be emphasized that the Company's financing, as described above in this section, may not be relevant to Tefron, since Tefron is not taking the Company's liabilities upon itself."

8.	The following sentence is inserted at the end of Section 3.16 on page 33 of Appendix B:

"As long as there are tax aspects which derive from the acquisition of the Company’s operations, and which are ancillary to the tax laws applying to Tefron’s and its subsidiaries’ operations, then they are irrelevant to Tefron."

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AMENDMENT TO APPENDIX D -

BOARD OF DIRECTORS' REPORT OF NOUVELLE

FOR THE TWELVE-MONTH PERIOD ENDED JUNE 30, 2010

The following are amendments to the Board of Directors' Report of Nouvelle for the twelve-month period ended June 30, 2010, Appendix D ("Appendix D") to the Proxy Statement submitted by Tefron Ltd. with the Securities Exchange Commission on November 24, 2010.

The text of the new language to Appendix D has been translated from Hebrew.

1.
The following sentence is inserted at the end of the first paragraph on page 2 of Appendix D:

"and Securities Regulations (Private Offer of Securities in a Registered Company), 2000, and the Securities Regulations (A Transaction between a Company and a Controlling Shareholder in it) – 2001."

2.
The first chart in Section 11.6 on page 11 of Appendix D, titled "Sensitivity to Changes in the US. Dollar/CAN $ Exchange Rate" (as of June 30, 2010), is hereby amended in its entirety to read as follows:

	Gain (Loss) From Changes in Fair Value		Fair Value	Gain (Loss) From Changes in Fair Value
	5%	10%		-10%	-5%
Expected exchange rate	CAN $ 1 =$1.000	CAN $ 1 =$1.047	CAN $ 1 =$0.952	CAN $ 1 =$0.8574	CAN $ 1 =$0.904
	Expressed in $ Thousands
Cash and cash equivalents	-	-	-	-	-
Trade receivables	41	81	812	(81)	(41)
Other receivables	4	7	72	(7)	(4)
Prepaid expenses	2	5	47	(5)	(2)
Loan receivable	1	1	9	(1)	(1)
Short term bank credits	(4)	(8)	(75)	8	4
Short term loans from banks	(106)	(210)	(2,103)	210	106
Trade and other payables	(38)	(76)	(763)	76	38
Total	(100)	(200)	(2,001)	200	100

3.
The third chart in Section 11.6, on page 12 of Appendix D, titled "Sensitivity to Changes in the US. Dollar/CAN $ Exchange Rate" (as of June 30, 2009), is hereby amended in its entirety to read as follows:

	Gain (Loss) From Changes in Fair Value		Fair Value	Gain (Loss) From Changes in Fair Value
	5%	10%		-10%	-5%
Expected exchange rate	CAN $ 1 =$0.911	CAN $ 1 =$0.955	CAN $ 1 =$0.868	CAN $ 1 =$0.781	CAN $ 1 =$0.824
	Expressed in $ Thousands
Cash and cash equivalents	-	-	-	-	-
Trade receivables	59	120	1,170	(120)	(59)
Prepaid expenses	2	4	36	(4)	(2)
Loan receivable	-	1	9	(1)	-
Short term bank credits	(6)	(13)	(125)	13	6
Short term loans from banks	(7)	(14)	(137)	14	7
Trade and other payables	(30)	(60)	(598)	60	30
Income taxes payable	(3)	(6)	(55)	6	3
Total	15	32	300	(32)	(15)

AMENDMENT TO APPENDIX G -

PART B' - DIRECTORS' REPORT OF NOUVELLE

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following are amendments to the Board of Part B' - Directors' Report of Nouvelle for the three-month period ended September 30, 2010, Appendix G ("Appendix G") to the Proxy Statement submitted by Tefron Ltd. with the Securities Exchange Commission on November 24, 2010.

The text of the new language to Appendix G has been translated from Hebrew

1.
The following sentence is inserted at the end of the first paragraph on page 2 of Appendix G:

"and Securities Regulations (Private Offer of Securities in a Registered Company), 2000, and the Securities Regulations (A Transaction between a Company and a Controlling Shareholder in it) – 2001."

2.
The first chart in Section 7.6 on page 13 of Appendix G, titled "Sensitivity to changes in the exchange rate of the US Dollar against the Canadian Dollar" (as of September 30, 2010),  is hereby amended in its entirety to read as follows:

	Profit (loss) from changes in the fair value		Fair value	Profit (loss) from changes in the fair value
	5%	10%		-10%	-5%
The expected exchange rate	$1.021 = $1 CAD	$1.069 = $1 CAD	$0.972 = $1 CAD	$0.875 = $1 CAD	$0.923 = $1 CAD
	In thousands of Dollars
Trade receivables	42	84	844	(84)	(42)
Income taxes recoverable	24	47	470	(47)	(24)
Prepaid expenses	1	2	21	(2)	(1)
Loans receivable employee	1	1	10	(1)	(1)
Bank loans	(110)	(220)	(2,206)	220	110
Trade payables	(35)	(71)	(705)	71	35
Deferred income taxes	(2)	(4)	(43)	4	2
Total	(79)	(161)	(1,609)	161	79

3.
The third chart in Section 7.6, on page 14 of Appendix G, titled "Sensitivity to changes in the exchange rate of the US Dollar against the Canadian Dollar" (as of June 30, 2010), is hereby amended in its entirety to read as follows:

	Profit (loss) from changes in the fair value		Fair value	Profit (loss) from changes in the fair value
	5%	10%		-10%	-5%
The expected exchange rate	$0.999 = $1 CAD	$1.047 = $1 CAD	$0.951 = $1 CAD	$0.8574 = $1 CAD	$0.903 = $1 CAD
	In thousands of Dollars
Trade receivables	41	81	812	(81)	(41)
Income taxes recoverable	4	7	72	(7)	(4)
Prepaid expenses	2	5	47	(5)	(2)
Loans receivable employee	1	1	9	(1)	(1)
Bank overdrafts	(4)	(8)	(75)	8	4
Bank loans	(106)	(210)	(2,103)	210	106
Trade payables	(38)	(76)	(763)	76	38
Total	(100)	(200)	(2,001)	200	100

Tefron Ltd.
Summary of the
Nouvelle purchase price
allocation
December 31, 2010

December 2010

[UNOFFICIAL TRANSLATION FROM HEBREW]

December 17, 2010

Mr. Eran Rotem, C.F.O
Tefron Ltd.

On November 10, Tefron Ltd. (hereinafter: “Tefron”) signed an agreement of intention with Nouvelle Seamless Intimes Inc. (hereinafter: “Nouvelle”) for the purchase of 100% of Nouvelle’s operations for 600 thousand Tefron shares that will be allocated to Nouvelle's owners. The anticipated closing date of the transaction is December 31, 2010. In this connection, we have been asked by you to relate in an indicative manner the cost of the purchase of Nouvelle’s operations to the fair value of the intangible assets as of December 31, 2010, the date of the anticipated purchase (hereinafter: the “Valuation Date”) in order for proforma statements to be prepared for the company that include the effect of recording of the results of the aforesaid purchase on the company’s financial statements. We were also asked to assess the proper depreciation period of these assets for the purposes of Tefron’s financial statements.

It is important to state that this work was done based on presentations known to us at the date of its preparation and which were given to us by the company. Any change in these data is likely to have a material effect on the results of the work. It is important to emphasize that this work is no substitute for conducting due diligence by the actual closing date based on the final terms of the transaction.

We understand that this document will be of assistance to Tefron’s management in allocating the purchase price for the intangible assets purchased for the purposes of financial reporting in the context of standard bookkeeping principles in Israel and according to the IAS.  This valuation is intended for information only and for the use of Tefron’s management, Tefron’s independent auditors, and the legal advisors of the companies affected. It may not be used, distributed or quoted in any document without the prior written consent of Variance Economic Consulting Ltd. (hereinafter: “Variance”) except for attaching it to Tefron's financial statements.
The fair value of a purchased asset is defined as the sum at which an asset can be bought or sold between a willing seller and a willing buyer, when both parties have all the relevant information at the time of conducting the transaction. For the purposes of making a valuation of the various assets we used various methods appropriate for the nature of the asset being valued and subject to the applicability of the method.

The intangible assets we identified include:customer base, order backlog and a production license for the New Balance brand in Canada.

Indicative Nouvelle purchase price allocation	Tefron

The information sources

We based the evaluation document that follows on data received from Tefron, including: financial statements, unaudited financial information, records and other documents, anticipated financial information relating to commercial activities, and other background material, including information about the company and the sector.

We also based our data on external sources that we believe to be trustworthy. The valuation of intangible assets was made in accordance with the accepted standards and based on data we received from the company’s management.

We based our work and this document on a declaration by the company’s management that all the information was given to us in its entirety and that no material and/or relevant document and/or item of material and/or relevant information was omitted or concealed. We also based our work on the fact that all the data given to us is final and no changes were made in them after they were given to us.

We also assumed that the information and the data given to us are correct, complete and accurate. Variance was not required nor took upon itself to verify or review that information.

This document is based inter alia on subjective assumptions and estimates. Changes in the infrastructure that was used as the basis of these assumptions may materially change the conclusions of this document.

Summary of the conclusions

Based on the analysis we made, below is our recommendation for the allocation of Nouvelle’s purchase price of the intangible assets identified in the valuation document.

Indicative allocation of the purchase price
The asset	Fair value (1) In $1000’s	Fair value In NIS 1000’s (2)	Amortization period In years	Valuation method
Intangible assets
Customer base	1,133	4,169	8	MPEEM
Order backlog	263	968	0.33	MPEEM
New Balance brand license	86	315	2.75	MPEEM
Goodwill (3)	250	920	Infinite
Total purchase price net (4)	1,732	6,372

1. Not including creation of tax reserves

2. At the exchange rate of NIS 3.68 to the dollar on November 12, 2010

3. Value of the balance of the allocation for goodwill (PN)

4. The purchase price was calculated according to the price of Tefron shares on the TASE on the date nearest the valuation date November 11, 2010 (share price NIS 10.62)

Independence

This work was done at the request of Tefron in accordance with the definitions and terms set forth in the November 2001 contract between Tefron and Variance. We would mention that we are totally independent of Tefron and we are not parties at interest in the company nor do we expect to become parties at interest in it in the future. The results of this work are independent of and/or are not influenced by the fees for the service. Variance has also not been given any undertaking of indemnification by the company.

The information in this work does not purport to include all the information a potential investor would require and is not intended as a valuation of the company and/or its assets for a specific investor. Different investors are likely to have different objectives and considerations and methods of checking on the basis of different assumptions, and accordingly the price they would be prepared to pay for the company and/or its various assets is different. Moreover, this work is not due diligence and does not purport to include the information, the checks and the examinations or any other information included in the work of due diligence, including a check of the company’s contracts and indentures.

We are pleased to provide our valuation for Tefron. If there are any questions or matters relating to our work, please call Variance Economic Consulting Ltd. on 03-6121551.

Yours sincerely,

Variance Economic Consulting

1.	Methodology

1.1	Definition of the intangible assets

In accordance with standard accounting rules in the case of the acquisition of a company or operation (business  combinations), the purchase price paid for the identified assets (tangible or non-tangible) and in respect of the identified liabilities acquired by the purchasing entity are to be charged at the fair value of these assets. The unapplied balance of the assets will be charged as goodwill. As part of the process of allocating the purchase price, the acquiring company must identify all the existing assets and liabilities in the entity being acquired, including intangible assets that meet the criteria of separate recognition as stated in International Accounting Standard 38, “Intangible Assets”.

According to the Standard, for an asset to be defined as intangible, three criteria must be met:

a.
Identifiability- “The definition of an intangible asset requires that it be identifiable so that it can be distinguished clearly from goodwill. An asset meets the identifiability criterion included in the definition of an intangible asset when it:

 a. is separable, i.e. is capable of being separated or divided from the entity and sold, assigned, as in farming, leased or exchanged, either individually or together with the contract, asset or liability that relates; or

    b. arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or other rights or obligations.”

b.
Control – “An entity controls an asset if it has the power to obtain the future economic benefits emanating from the resources that underlie it, and also to restrict the access of others to those benefits. The capacity of an entity to control the future economic benefits of an intangible asset is justified, normally stem from legal rights that are enforceable in court.”

c.
Future economic benefits – “Future economic benefits from an intangible asset may include revenues from the sale of products or services, cost savings and other income different from the use of the asset by the entity.”

1.2	Fair value

The fair value of an acquired asset is the price determined between a willing buyer and a willing seller when both parties have the relevant information to make the transaction (apart from in the case of bankruptcy). In cases in which there is no information about market prices, the preferred approach to assessing the fair value of the asset will be by the method that best evaluates the market price (since for most intangible assets there are no market prices, the approach used to value an asset will be that which best evaluates the market prices of these assets). The assessment of fair value made according to the standard methods is based on the assumptions the various players in the market would make.  A basic assumption is that in the absence of contradictory information, it can be assumed that the assumptions the purchasing entity would make when determining the purchase price are an indication of the assumptions that reasonable market players would make in determining the fair value.

1.3	Methods of assessing value

Following is a description of the main approaches to assessing the value of intangible assets:

•
The Income Approach – According to this method, the value of an asset is based on the current value of the cash flows expected to be derived over its economic life. The value of the asset is accordingly assessed by capitalizing the cash flows it is expected to produce in the future. Future cash flows are capitalized at a capital price that reflects the time element and the business risk. In order to use this system a financial model has to be constructed that will consider the sales, cost of sales, administration and sales expenses, and taxes in order to derive the anticipated cash flow.

•
The Market Approach – The market approach is based on the information collected from market prices in similar asset transactions. After the information has been collected, adjustments are made to these assets so that they will properly reflect the situation and usability of the evaluated asset relative to similar assets in the market.

•
The Cost Approach – According to the cost approach the asset is valued based on the anticipated cost of the exchange of the asset with another one. The assumption of this approach is that a reasonable investor would not purchase an asset at a price greater than the price required to exchange it for another asset. According to this approach, the cost of exchanging the asset with a new one is assessed after deducting depreciation for functional or economic obsolescence.

1.4	Contributory Charges

When a company’s intangible assets are being evaluated the fact that these assets do not stand completely on their own must be taken into consideration; these assets are required for different services than the remaining assets in the company. The use of the other assets is not reflected in the flow of the intangible asset’s valuation and therefore the assessment of its value must be made on the assumption that it is a stand-alone asset and payment would be required for these services. The cost of use is calculated by incorporating contributory charges for the use of the other assets by the intangible asset. The contributing assets are generally: fixed assets, working capital, manpower, brand, technology and such like.

1.5	Benefit for tax reduction

After the economic value of an asset has been assessed (according to one or more of the approaches mentioned above), an adjustment has to be made to the economic value determined for the asset so as to reflect the actual or theoretical tax benefit (depending on whether the asset is recognized for tax purposes or not), deriving from the amortization of the asset for the purposes of income tax on the purchaser. The aim of making the valuation is to assess the fair value as this term is defined in the accounting standards according to which the value of the tax deduction benefits associated with intangible assets needs to be included in transactions in which the buyer will not be permitted to gross up and reduce the value of the intangible assets purchased for income tax purposes.

2.	The Consideration for the Purchase

On November 10, Tefron Ltd. signed an agreement of intention with Nouvelle according to which Tefron would purchase 100% of Nouvelle’s operations for 600 thousand Tefron shares that would be allocated to Nouvelle's owners. The anticipated closing date of the transaction is December 31, 2010.

As part of the transaction, the order backlog as at the purchase date, the company’s customer base and the license to manufacture and market the New Balance brand will be transferred to Tefron. Following is a summary of the purchase price:

Calculation of the consideration	NIS 1,000’s (1)	$ 1,000’s (2)
No. of shares	600,000	600,000
Share value	10.62	2.89
Total consideration	6,372	1,732

1.	The purchase price was calculated according to the price of Tefron shares on the TASE at the date closest to the date of the valuation November 11, 2010 (share price NIS 10.62)

2.	Based on the exchange rate of the dollar, last published on the day of the valuation November 11, 2010 (NIS 3.68).

It is important to emphasize that the final consideration for the purchase will be determined according to the price of Tefron’s shares on the day the transaction is finally closed.

3.	Valuation of the Intangible Assets Purchased

Following discussions with Tefron’s management and checks and an analysis of the documents and statements sent to us by Tefron’s management, we identified a number of intangible assets.

The assets we identified come under the definition of intangible assets, since according to the definitions in International Standard No. 38 they can be separated and sold to another party. It follows that they meet the identifiability criterion and can therefore be separated from goodwill. Following is a list of the intangible assets that we identified:

*	Customer base

*	Order backlog

*	License to manufacture and market certain products under the New Balance brand.

3.1	Customer base

In many cases in which an entity is considering purchasing a holding in a certain company, it takes into consideration the agreements or connections that have been made by the company being purchased. This asset may be a supply agreement, a distribution agreement and/or connections with customers and such like. In the absence of such agreements, the company’s future cash flows are liable to be adversely affected. It is therefore reasonable to assume that these connections have an economic value.

International Accounting Standard No. 38 states that an entity may have a customer file or market share and it may expect that because of its efforts to build links with customers and gain their loyalty, the customers will continue to trade with the entity. However, in the absence of legal rights of protection or control by any other means of the customer links or their loyalty, the entity does not generally have enough control over the predicted economic benefits from the customer links and their loyalty for these items (e.g. customers’ file, market shares, customer links and customer loyalty) to come under the definition of intangible assets.

In purchasing Nouvelle, Tefron is also purchasing established customer links that Nouvelle has and the cash flows anticipated to derive from them.

Valuation of the customer base

In our calculation of the value of the “customer base” asset we identified the customer group that meets the Standard’s directives concerning a link with a customer. For this customer base we calculated the annual cash flow, net of tax, as at the purchase date. The value of the customer base was derived from a capitalization of these cash flows with the addition of the tax asset.

Following are details of the assumptions we used to construct a cash flow for the valuation of the customer base:

Revenues – The company’s total revenues (from existing and new customers) for 2011 are based on Tefron’s 2011 budget according to which the revenues for that year are expected to be approximately 30 million dollars. It was also assumed that the company’s revenues in the forecast period will increase by an average of 3% per annum. According to data from Tefron’s management, total revenues from existing customers only (less revenues from the order backlog) for the period between January and December 2011 will be 14,997 thousand dollars (approximately 80% of the revenues). It was assumed that the rate of growth from existing customers only would be 2% in the forecast period.

Churn rate – This was calculated at the average churn rate of Nouvelle’s customers according to the historical revenues of the company’s main customers and based on an estimate by the company’s management. The churn rate obtained is 12.5%. The life span of the customer base was determined based on the average annual churn rate of the company’s main customers and on estimates by the company’s management according to which the average life span of the connection with customers is 8 years.

Revenues from customers net – are the revenues received after applying the churn rate.

Amount of the sale - It is assumed that the cost of goods sold is 84% for the entire forecast period. The cost of goods sold rate was determined as a percentage of the sales on the basis of the company’s historical expenses in 2007-2010, the 2011 budget, and conversation with the company’s management.

Sales and marketing expenses – The total sales and marketing expenses at the valuation date was calculated as a percentage of turnover. According to the historical data we have and from discussions with Tefron’s management, we found that more than 75% of revenues are from regular customers and therefore it was assumed that the sales and marketing expenses relating to existing customers only is equal to the company’s abovementioned rate of expenses. Accordingly, it was assumed that the sales and marketing expenses would be 6.3% of revenues, the same as Nouvelle's historical rate.

General and administrative expenses – General and administrative expenses relating to existing customers at the valuation date was calculated as a percentage of sales. According to historical data, it was assumed that general and administrative expenses relating to existing customers only in the forecast period were assessed at 5.4% of revenues.

Tax – Nouvelle is a Canadian company. A tax rate of 30.9% was assumed in accordance with the tax rate in Canada.

Mutual charges – From cash flows after tax of the entire customer base we deducted contributory charges for the use of the asset valued in other assets (tangible and intangible) for the purpose of producing its revenues.

The tangible assets include mutual charges for the use of fixed assets and working capital by the company’s entire operations. In the calculation of the mutual charges it was assumed that the net yield (after tax) for use in respect of working capital and fixed assets for manpower purchased on the valuation date is 3.6% and 5.3% per annum respectively. The intangible assets include mutual charges for manpower acquired at the valuation date. The intangible assets are an addition of a tax shield for the purchasing company.1

The cash flow of the customer base after deduction of the mutual charges was capitalized at a rate of 13%.

Summary

$1,000’s	Fair value
Capitalized cash flow	1,035
Tax benefit	98
Economic value of customer base	1,133

For details of the valuation of the customer base and the charges for contributory assets, see Appendix C and Appendix F respectively attached to this document.

3.2	Order backlog

In certain circumstances, the company being purchased has a backlog of orders that are of material value to the purchasing company. The order backlog is of economic value since the business’s future cash flow will be damaged if it there is none.

Valuation of the order backlog

In our calculation of the value of the order backlog asset we identified the orders that meet the Standard’s directives concerning a link with a customer. For this backlog we calculated the annual cash flow, net of tax, as at the purchase date. The value of the file was derived from a capitalization of this backlog with the addition of the tax asset.

Following are details of the assumptions we used to construct a cash flow for the valuation of the order backlog:

Revenues – The forecast of revenues from the order backlog in the file for 2001 is based on details of existing orders at the purchase date. According to the abovementioned details, revenues from the order backlog are expected to be 8,854 thousand dollars.

Cost of goods sold – It was assumed that the costs of goods sold is 84% for the entire forecast period. The rate of the cost of goods sold was determined as a percentage of sales on the basis of Nouvelle’s historical data.

Sales and marketing expenses - According to the historical data it was assumed that the sales and marketing expenses for the sales of the order backlog are less than normal sales expenses. It was assumed, on the basis of an analysis of the structure of the sales and marketing expenses relating to the order backlog that those would be would be 4.7% of turnover.

1	In calculating the tax benefit we took the Canadian tax rate of 30.9%. The amortization period for tax purposes is 20 years and is recognized on 75% of the asset.

General and administrative expenses – General and administrative expenses relating to the order backlog at the valuation date was calculated as a percentage of sales. According to historical data, it was assumed that general and administrative expenses relating to the order backlog only in the forecast period were assessed at 5.4% of revenues.

Taxes – The standard rate of Companies Tax of 30.9 in Canada was assumed.

Mutual charges – From cash flows after tax of each of the customers we deducted contributory charges for the use of the asset valued in other assets (tangible and intangible) for the purpose of producing its revenues.

The tangible assets include mutual charges for the use of fixed assets and working capital for the company’s entire operations. In the calculation of the mutual charges it was assumed that the net yield (after tax) for use in respect of working capital and fixed assets for manpower purchased on the valuation date is 3.6% and 5.3% per annum respectively.

The intangible assets include mutual charges for manpower acquired to the valuation date. It was assumed in the calculation that the yield for the company’s manpower will be 13% per annum. Another adjustment made to the cash flows is the addition of a tax shield for the purchasing company.2

The cash flow from the order backlog after deduction of the mutual charges was capitalized at a rate of 11%. For details of the valuation of the order backlog and the charges in respect of contributory assets, see Appendix D and Appendix F attached to this document.

Summary

$1,000’s	Fair value
Capitalized cash flow	237
Tax benefit	26
Economic value of order backlog	263

It is important to emphasize that the valuation of the order backlog is based on the company's assessment at the work date of the extent of the anticipative backlog on the date the transaction is closed. Any increase (decrease) in the extent of the order backlog on the date of closure will cause an increase (decrease) in the value of the above asset,

2	In calculating the tax benefit we took the Canadian tax rate of 30.9%. The amortization period for tax purposes is 20 years and is recognized on 75% of the asset.

3.3	Licensing agreement to manufacture and market New Balance

Brand is a marketing term that relates to all the external characteristics of a company, product, product line, or service that distinguishes it from its competitors. These characteristics may include name, slogan, motto, trade mark (logo) and other visual indications such as colors or design. The most important thing about a brand is that it creates a differentiation between similar companies or products. In an unbranded market consumers make practically no distinction between competing products. The manufacturers (or service suppliers) compete with each other mainly by cutting prices in a way that damages their profitability. Branding allows them to compete on other characteristics of the product and not just price. If the consumer considers the brand to have some value for it, he/she will be prepared to pay more for it than for its competitors. This difference in price can amount to tens of percent and is called the “brand premium”.

Nouvelle has an agreement to manufacture and market certain products under the New Balance brand (hereinafter: “NB”). The licensing agreement was signed in October 2009 for a period of three years (until October 2012) with an option of an automatic extension for an additional year. As part of the agreement, Nouvelle was given a license to manufacture and market certain products (defined in the agreement) under the brand NB in return for payment of royalties of 12% of the sales of the abovementioned products to the NB company. With its purchase of Nouvelle, Tefron is in effect also purchasing the rights to manufacture and market the products included in the agreement.

Following are details of the assumptions used to construct a cash flow for the valuation of the production license:

Revenues – Based on Tefron’s forecast and the historical data, it was assumed that the revenues from the abovementioned operations in 2011 would be 2,400 thousand dollars. It was also assumed that the weighted growth rate of the abovementioned operations would be 3% per annum.

Cost of goods sold – It was assumed that the cost of goods sold is 73% for the entire forecast period. The percentage for the cost of goods sold was determined as a percentage of sales on the basis of the company’s historical results and discussions we had with the company’s management. The cost of goods sold for these products was less than the company’s other products since these are branded products and the selling price is relatively higher whereas there is no significant difference in the production cost. The cost of goods sold as a percentage of sales is therefore less.

Payment of royalties for the brand – according to the contract between Nouvelle and NB, the royalties Nouvelle is paying NB for the use of the brand in Canada is 12%.

Sales and marketing expenses – according to the historical data it was assumed that the sales and marketing expenses for sales of the brand will be 6.3% of sales.

General and administrative expenses – The general and administrative expenses at the valuation date was calculated as a percentage of sales. According to historical data it was assumed that general and administrative expenses for the abovementioned product line for the forecast period was assessed at 5.4% of revenues.

Mutual charges – We deducted from the cash flow after tax of each of the customers mutual charges for the use of the asset valued in other assets (tangible and intangible) for the purpose of creating its revenues.

The tangible assets include mutual charges for the use of fixed assets and working capital by the company’s entire operations. In the calculation of the mutual charges it was assumed that the net yield (after tax) for use in respect of working capital and fixed assets will be 3.6% and 5.3% per annum respectively. The intangible assets include mutual charges for manpower purchased at the valuation date. For calculation purposes it was assumed that the yield in respect of the company’s will be 13% per annum. The cash flow from customer base after deduction of the mutual charges was capitalized at a rate of 13%. An additional adjustment made to the cash flows is the addition of a tax shield for the purchasing company.3

For details of the valuation of the license to manufacture and market under the brand and the charges for contributory assets, see Appendix E and Appendix F respectively attached to this document.

Summary

$1,000’s	Fair value
Capitalized cash flow	78
Tax benefit	7
Economic vale of customer base	85

3.4	Determining the balance of the economic life of the assets

The anticipated life span of the assets valued is based on the time the company expects to receive an economic return from them.

Following is a table showing the remaining life span of the intangible assets that were valued:

The asset	Balance of life span (in years)
Customer base	8
Order backlog	0.33
NB manufacturing license	2.75

3	In calculating the tax benefit we took the Canadian tax rate of 30.9%. The amortization period for tax purposes is 20 years and is recognized on 75% of the asset.

The balance of the life span of the intangible assets was based on the following assumptions:

*   Customer base – The life span was determined at the churn rate of 12.5% which was calculated based on the company’s sales data from 2008-2010 for its main customers and on assessments by the company’s management according to which the average life span of contracts with customers is 8 years.

* Order Backlog – The life span of the assets is based on estimates by Tefron’s management and the anticipated delivery dates of orders in the backlog, and the estimated life span for the order backlog was therefore estimated at 0.33 years.

* NB manufacturing license – The life span of the manufacturing license was determined based on the October 29 contract between NB and Nouvelle. It was also assumed that the company would take advantage of the option to extend the agreement for an additional year, the life span is 2.75 years (until end September 2013).

4.
Summary and Conclusions

Based on the analysis we conducted, the following is the summary of the fair value of the tangible and intangible assets purchased in the context of the agreement, as they were identified and valued at December 31, 2010.

Indicative allocation of the purchase price
The asset	Fair value (1)	Fair value	Amortization period	Valuation method
	In $1000’s	In NIS 1000’s	In years
Intangible assets
Customer base	1,133	4,169	8	MPEEM
Order backlog	263	968	0.33	MPEEM
New Balance brand license	86	315	2.75	MPEEM
Goodwill (3)	250	920	Infinity
Total purchase price net (4)	1,732	6,372

1. Not including the creation of reserves for tax

2. At the rate of exchange of NIS 3.68 to the dollar on November 12, 2010.

3. Remaining value allocated to goodwill. (PN)

4. The purchase price was calculated according to the price of Tefron shares on the TASE at the date closest to the date of the valuation November 11, 2010 (share price NIS 10.62)

Appendix A – Conditions and Qualifications

This document is intended only for the internal requirements of Tefron’s management, Tefron’s independent auditors, and the legal advisors of the companies concerned. It is not to be used, distributed or quoted in any document with out the prior written consent of Alliance Economic Consulting Ltd. except for attaching to Tefron's financial statements.

We based the evaluation document that follows on data received from Tefron, including: The purchase agreement and additional background material including information on Nouvelle. We did not check the authenticity of the data we received and we did not check that that this information is complete, accurate and up-to-date, and we assume that this information faithfully reflects the results of the company’s operations and its financial state.

All the information used by Variance Economic Consulting to evaluate the assets, including documents and data collected during the process of allocating the purchase price, will be kept in Variance's data bank.

The forecasts relate to future events and are based on assumptions that will not necessarily remain valid during the relevant forecast period. Consequently, the forecast data cannot be relied upon to be as encompassing and valid as the audited financial statements.

We should state that we are independent of Tefron and are not parties at interest in the company nor do we expect to become parties at interest in the future and the payments for our services did not in any way influence the results of our examination.

The results of our valuation in this document do not include fair opinions.

Appendix B – Determining the capital price

In determining nouvelle’s capital price we calculated it according to the CAPM capital price model that reflects the company's risk level.

Since the company is a private company some of the data about it necessary to determine the capital price is missing, and we relied on the data of public companies in the textile sector such as: Delta Galil, Oxford Industries Inc., Tefron Ltd. (hereinafter: (the “Sample Companies”)

Following is the calculation of the capital price:

WACC= Ke * E / (E + D) + Kd * D / (E + D) * (1 - T) Ke= Rf + Rp * BETA+ SSp

Where:

The part	Meaning	The value
T	The tax rate 4	30.90%
Rf	Risk-free interest 5	3.83%
Rp	Risk premium for investors beyond the risk-free premium	6.70%
BETA	The company’s risk relative to the market 6 (Relevered Beta)	0.81
Kd	Marginal interest required on the debt (after tax)	5.32%
Ssp	Risk premium for small companies	6%
Ke	Yield required on equity capital	15.27%
E / (E + D)	Portion of equity capital in financing operations 8	73%
D / (E + D)	Proportion of financing debt in financing operations	27%

The amortization rate (WACC) obtained from the above data is 13%

4	The tax rate applying to companies in Canada (according to the company’s 2009 statements)

5	The yield on fixed interest 20 year U.S. Treasury Bonds.

6	Average Beta of the Sample Companies

7	Based on long-term dollar loan interest of a competing company (Delta) with the addition of a 2% premium

8	At the ratio of market value capital (equity) to the capital invested (equity and financial debt) of the Sample Companies.

Appendix C – Evaluation of the Customer Base

NIS 1,000’s	2011	2012	2013	2014	2015	2016	2017	2018
Company’s total revenues	30,000	30,900	31,827	32,782	33,765	34,778	35,822	36,896
Less order backlog	(8,854)	-	-	-	-	-	-	-
Less NB revenues	(2,400)	(2,472)	(1,910)	-	-	-	-	-
Total revenues without backlog	18,746	28,428	29,917	32,782	33,765	34,778	35,822	36,896
Revenues from customer base	14,997	22,742	23,197	23,661	24,134	24,617	25,109	25,612
Proportion of customers remaining	93.8%	81.3%	68.8%	56.3%	43.8%	31.3%	18.8%	6.3%
Revenues from remaining customers	14,060	18,478	15,948	13,309	10,559	7,693	4,708	1,601
Cost of sales	11,810	15,522	13,396	11,180	8,869	6,462	3,955	1,345
Gross profit	2,250	2,957	2,552	2,130	1,689	1,231	753	256
% revenues sales	16%	16%	16%	16%	16%	16%	16%	16%
Sales and marketing expenses	889	1,169	1,009	842	668	486	298	101
General and administrative expenses	765	1,005	868	724	574	418	256	87
Operating profit	596	783	676	564	447	326	199	68
% revenues sales	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
Tax	184	242	209	174	138	101	62	21
Net profit	412	541	467	390	309	225	138	47
% revenues sales	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%
Cash flow adjustments
Mutual charges – tangible assets	(156)	(204)	(175)	(145)	(115)	(83)	(51)	(17)
Mutual charges – intangible assets	(22)	(28)	(25)	(21)	(16)	(12)	(7)	(2)
Total adjusted cash flows	234	308	267	224	178	130	80	27
Amortization period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50
Amortization coefficient	0.94	0.83	0.74	0.65	0.58	0.51	0.45	0.4
Current value of cash flows	220	256	197	146	103	66	36	11
Fair value	US$1,000’s
Amortized cash flow	1,035
Tax benefit	98
Economic value of customer base	1,133

Appendix D – Valuation of Order Backlog

Order backlog	Jan-Apr 2011
Total revenues from the backlog	8,854
Cost of sales	7,437
Gross profit	1,417
Percentage of sales	16.0%
Sales and marketing expenses	425
General and administrative expenses	482
Operating profit	510
Percentage of sales	5.76%
Tax	158
Net profit	353
Percentage of sales	3.98%
Cash flow adjustments
Mutual charges – tangible assets	(98)
Mutual charges – intangible assets	(14)
Total adjusted cash flows	241
Amortization period	0.13
Amortization coefficient	0.99
Amortized cash flows	237

Fair value	US$1,000’s
Capitalized cash flow	237
Tax benefit	26
Economic value of order backlog	263

Appendix E – Valuation of the License to Manufacture and Market the NB Brand

In $1,000’s	2011	2012	Jan-Sep 2013
Total revenues from sales of the brand	2,400	2,472	1,910
Cost of sales	1,742	1,794	1,386
Royalty payments	288	297	229
Gross profit from sales of the brand	370	381	294
% sales revenues	15.4%	15.4%	15.4%
Sales and marketing expenses	150	155	120
General and administrative expenses	129	132	102
Operating profit	91	94	72
% sales revenues	3.8%	3.8%	3.8%
Tax	28	29	22
Net profit	63	65	50
% sales revenues	2.6%	2.6%	2.6%
Cash flow adjustments
Mutual charges – tangible assets	(27)	(27)	(21)
Mutual charges – intangible assets	(4)	(4)	(3)
Total adjusted flow	32	34	26
Amortization period	0.50	1.50	2.38
Amortization coefficient	0.94	0.83	0.75
Current value of cash flows	31	28	20

Fair value	US$1,000’s
Capitalized cash flow	78
Tax benefit	7
Economic vale of customer base	86

Appendix F – Mutual Charges

Mutual Charges	2011	2012	2013	2014	2015	2016	2017	2018
Total revenues	30,000	30,900	31,827	32,782	33,765	34,778	35,822	36,896
Tangible assets
Net working capital
% working capital of revenues	24%	24%	24%	24%	24%	24%	24%	24%
Total working capital	7,336	7,556	7,782	8,016	8,256	8,504	8,759	9,022
Total yield after tax (3.6%)	266	274	282	291	300	309	318	327
Working capital net/revenues	0.89%	0.89%	0.89%	0.89%	0.89%	0.89%	0.89%	0.89%
Fixed assets
Opening balance	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270
Average balance	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270
Total yield after tax (5.3%)	68	68	68	68	68	68	68	68
Fixed assets as percentage of sales	0.23%	0.22%	0.21%	0.21%	0.20%	0.19%	0.19%	0.18%

Total charge for tangible assets	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%
Intangible assets
Manpower
Opening balance	365
Depreciation	18
Closing balance	346
Average balance	356
Total yield	46
Total charge for manpower	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
Total charge for intangible assets	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%

[UNOFFICIAL TRANSLATION FROM HEBREW]

November 14, 2010

Mr. Eran Rotem, C.F.O.
Tefron Ltd.

We hereby give our consent for our opinion to be included and/or be mentioned as part of the transaction report required by the Israel Securities Authority and in the immediate reports to be published in connection with the transaction.

Yours faithfully,

Variance Economic Consultation